SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of October 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Closing of Stock Purchase Agreement to Acquire DTN
     On October 28, 2008, Telvent GIT, S.A. (the “Company”) announced today that its wholly-owned subsidiary, Telvent Export, S.L. (“Telvent Export”) closed the transactions contemplated by the Stock Purchase Agreement (the “SPA”) by and among Telvent Export, DTN Holding Company, Inc., a Delaware corporation (“DTN”), the stockholders of DTN (the “Sellers”) and GSC Recovery IIA, L.P., as Sellers’ Representative, pursuant to which Telvent Export acquired all of the issued and outstanding shares of the capital stock of DTN (the “Acquisition”).
     DTN is a business information service provider providing critical data to key decision makers across the markets it serves, including agriculture, energy and transportation.
     A copy of the press release is furnished hereto on Exhibit 15. The Company intends to furnish a copy of the SPA with its third quarter financial results on Form 6-K.
Closing of the Private Placement of the Company’s Ordinary Shares
     On October 28, 2008, the Company also completed the transactions contemplated by the purchase agreements, dated September 11, 2008, with certain existing and new investors, including Telvent Corporation, S.L., a subsidiary of Abengoa S.A., (collectively, the “Investors”), pursuant to which the Investors purchased, in a private placement transaction, an aggregate of 4,847,059 ordinary shares of the Company (the “Shares”), nominal value € 3.00505 per share, at a negotiated price per Share of $21.25 (the “Private Placement”) for aggregate consideration of approximately $103 million.
     The Company intends to furnish copies of the Purchase Agreements with its third quarter financial results on Form 6-K.
Creation of a Direct Financial Obligation
     In connection with financing the closing of the Acquisition, on October 28, 2008, the Company borrowed EUR 57,500,000 under the unsecured loan agreement governed by Spanish law (the “Spanish Loan”) with Caja de Ahorros y Monte de Piedad de Madrid and ING Belgium S.A., Sucursal en España, as lenders, divided into two different tranches: (i) Tranche A, in the amount of EUR 10,450,000, and (ii) Tranche B, in the amount of EUR 47,050,000. The material terms of the Spanish Loan were previously disclosed in the Company’s Form 6-K furnished to the SEC on September 16, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: October 28, 2008

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description

15	The Company’s press release announcing the closing of the acquisition of DTN.